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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
R.F. LAFFERTY & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 BROAD STREET 26th FLOOR
(No. and Street)

NEW YORK, NEW YORK 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HENRY HACKEL (212) 293-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.L. WELLEN LLC
(Name – *if individual, state last, first, middle name*)

880 BERGEN AVENUE SUITE # 801 JERSEY CITY, NJ 07306
(Address) (City) (State)

PROCESSED
FEB 25 2009
THOMSON REUTERS

SEC
Mail Processing
Section
FEB 17 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

R. F. LAFFERTY & CO. INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2008

A. L. Wellen LLC

R.F. LAFFERTY & CO., INC

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

CONTENTS

A. L. Wellen LLC

A.L. Wellen LLC
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

Independent Auditor's Report

Board of Directors and Stockholders
R.F. Lafferty & Co., Inc.
80 Broad Street 26th Floor
New York, NY 10004-2307

I have audited the accompanying statement of financial condition of R.F Lafferty & Co., Inc. as of December 31, 2008, and the related statements of income, cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the twelve months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted the audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.F Lafferty & Co., Inc. as of December 31, 2008, and the results of their operations and their cash flows for the twelve months then ended in conformity with generally accepted accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A.L. Wellen LLC
Arthur M. Leone CPA

Jersey City, New Jersey
February 6, 2009

R.F. LAFFERTY & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash & Cash Equivalents	$ 378,072
Commissions receivable	354,767
Due from Brokers & Dealers	747,216
Securities owned by firm at market value	54,193
Prepaid Expenses	11,023
Unexpired insurance	6,752
Loans Receivable	80,403
Security Deposits	50,320
Fixed assets (net of Depreciation of $ 298,331)	125,111
TOTAL ASSETS	$1,802,857

LIABILITIES & STOCKHOLDER'S EQUITY

LIABILITIES

Commission payable	$ 18,008
Expenses Payable	484,384
Miscellaneous Payables	2,327
TOTAL LIABILITIES	$ 504,719

STOCKHOLDER'S EQUITY

Capital Stock- Common		
1,000 shares authorized 200 shares issued	$ 25,000	
Additional Paid in Capital	483,000	
Retained Earnings	304,128	
Undistributed Profit	486,010	
TOTAL STOCKHOLDER'S EQUITY		1,298,138
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY		$1,802,857

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F LAFFERTY & CO., INC.
STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

REVENUE			
Commissions & Fees			$ 8,619,723
Trading –profit realized	$ 553,208		
- unrealized	(2,864)		550,344
Dividend & Interest Income			28,548
TOTAL REVENUE			$ 9,198,615
EXPENSES			
Clearing charges, commissions & fees		$ 1,721,282	
Employee compensation & related expenses		6,274,525	
Interest		938	
Depreciation		50,133	
Occupancy		311,635	
Communications		288,455	
Advertising and Promotion		31,835	
Other expenses per schedule		558,093	
TOTAL EXPENSES			9,236,896
NET (LOSS) FOR THE PERIOD BEFORE INCOME TAXES			$ (38,281)
N.Y. State Corporate tax		$ 865	
N.Y. City Corporate tax		14,251	15,116
NET (LOSS) FOR THE PERIOD			$ (53,397)

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F LAFFERTY & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss)		$ (53.397)
Adjustments to reconcile net income to net cash Provided by operating activities:		
Depreciation	$ 50,133	
Decrease in commission receivable	86,047	
Increase receivables from brokers & dealers	(175,490)	
Decrease in securities owned by the firm	185,949	
Increase loans receivable	(6,627)	
Decrease in unexpired insurance	6,856	
Increase in security deposits	(81)	
Decrease in prepaid expenses	1,073	
Increase in expenses payable	115,950	
Decrease in commission payable	(20,382)	
Decrease in miscellaneous payables	(183)	
TOTAL ADJUSTMENTS		243,245
Net cash provided by operating activities		$ 189,848
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures – Purchase of fixed assets	$ (39,339)	
Net cash provided by investing activities		(39,339)
Net cash provided by financing activities		None
		$ 150,509
Cash and cash equivalents January 1, 2008		227,563
Cash and cash equivalents December 31, 2008		$ 378,072

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F. LAFFERTY & CO., INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31 , 2008

COMMON STOCK	
Total January 1, 2008	$ 25,000
Changes for the period- January 1, 2008 To December 31, 2008	none
COMMON STOCK – DECEMBER 31, 2008	$ 25,000
RETAINED EARNINGS	
Total January 1, 2008	$ 304,128
Changes for the period – January 1, 2008 to December 31,2008	none
RETAINED EARNINGS – DECEMBER 31, 2008	$ 304,128
UNDISTRIBUTED PROFIT	
Total January 1, 2008	$ 539,407
Net (Loss) for the period January 1, 2008 December 31, 2008	(53,397)
	$ 486,010
LESS DISTRIBUTED TO SHAREHOLDER	-0-
UNDISTRIBUTED profit – DECEMBER 31, 2008	$ 486,010
ADDITIONAL PAID IN CAPITAL	
Total January 1, 2008	$ 483,000
Changes for the period January 1, 2008 to December 31, 2008	none
ADDITIONAL PAID IN CAPITAL December 31, 2008	$ 483,000

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F. LAFFERTY & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008

Total January 1, 2008	none
Changes for the period – January 1, 2008 to December 31, 2008	none
TOTAL SUBORDINATED LIABILITIES – DECEMBER 31, 2008	none

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

GENERAL INFORMATION

The firm is authorized to operate as a broker / dealer in securities under the Securities & Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation.

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The Financial Statements are presented on a settlement date basis which does not differ materially from trade date basis.

The firm clears its customers' transaction through another brokerage firm on a fully disclosed basis. The firm promptly transmits all customer funds and securities to the clearing broker. Accordingly, the firm is exempt from the requirements of rule 15c 3-3

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements have been prepared in accordance with generally accepted accounting principles. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

USES OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assts and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE AND EQUIPMENT

Depreciation is computed using various methods over the assets estimated useful lives.

NOTE 3 - Pension and profit sharing plans were established in 1980. The balance as of December 31, 2008, was $ 4,416,135 $ 342,300 has been expensed as of December 31, 2008. Twenty nine employees were participants in the plans. No contributions were made to the profit sharing plan. The pension plan is a defined contribution plan, 10% of the salaries of all eligible employees are contributed annually.

SCHEDULE III

R.F. LAFFERTY & CO., INC
SCHEDULE OF OTHER EXPENSES
FOR THE TWELVE MONTHS ENDED DECEMBER 31 2008

OTHER EXPENSES

Professional fees	$	42,519
Insurance		30,412
Office Expense, supplies, printing, postage & delivery		82,774
Seminars & Education		11,992
Travel, entertainment & auto		109,003
Outside services		131,153
Registration, Exchange Fees & Licenses		57,650
Error & Bad debt expenses		70,828
Publication and Dues		21,729
Bank Charges		33
TOTAL	$	558,093

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

I, the President of R.F. Lafferty & Co. Inc. , 80 Broad Street, New York, NY 10004, hereby attest that the Financial Statements and Operational Reports as at December 31, 2008 submitted by A. L. Wellen LLC 880 Bergen Avenue, Suite #801, Jersey City, NJ 07306, have been or will be made available to all members of our organization.

Henry Hackel

ATTESTED BY:

A. L. Wellen LLC

A. L. WELLEN LLC

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2008

A.L. Wt..cn LLC
880 Bergen Avenue Suite #801
Jersey City, NJ 07306-4310

Phone: 201-653-2181
Fax: 201-653-7266

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER -DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
R.F. Lafferty & Co., Inc
80 Broad Street
New York, New York 10004

In planning and performing our audit of the financial statements of R.F. Lafferty & Co., Inc, as of and for the period January 1, 2008 to December 31, 2008 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule17 a-5 (g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a -5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.